Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012 Spokane, WA 99201
Office: (509) 232-7674	Fax: (509) 455-8483

December 23, 2008

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller
Branch Chief

Re:	Daybreak Oil and Gas, Inc.
Form 10-KSB/A for Fiscal Year Ended February 29, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended August 31, 2008
Filed October 15, 2008
Response letter dated September 26, 2008
Supplemental Response letter dated November 5, 2008
Teleconference held November 18, 2008
Teleconference held December 11, 2008
Teleconference held December 15, 2008
File No. 000-50107

Dear Mr. Hiller:

We thank you again for the time you and the Staff took for the conference call with us on Thursday, December 11, 2008 and Monday, December 15, 2008. As an outcome of these conference calls and after a review of our other options, Daybreak Oil and Gas, Inc. (“Daybreak”) accepts the Staff viewpoint that the issuance of the “goodwill warrants” to the investors of the two private placements from 2006 should be recognized as a non-cash expense under FAS 123 (R) guidance. Daybreak has therefore decided it will be necessary to restate its financial statements for the twelve months ended February 29, 2008.

By copy of this letter to you, we are submitting to you by facsimile, for your review, a  marked copy of the changed pages of our proposed Amendment No. 2 on Form 10-KSB/A (“Amendment No. 2”) to Daybreak’s 10-KSB filing for the fiscal year ended February 29, 2008, as amended by Amendment No. 1 on Form 10-KSB/A filed July 15, 2008 (“Amendment No. 1”), reflecting the changes made to the disclosure since our filing of Amendment No. 1.

For your reference, we are also submitting, with Amendment No. 2, a table summarizing the series of comments made by the Staff, with the corresponding response information.  The changes have been made in response to the Staff comments in its letters to Daybreak dated September 4, 2008 and October 22, 2008, and its subsequent telephone conversations with Daybreak.

Daybreak is on schedule to file its 3rd quarter 10-Q on or about January 13, 2009. Any effort that the Staff can extend to have this Amendment No. 2 reviewed so that the public document can be filed ahead of our 10-Q filing would be greatly appreciated.

Should you have any questions regarding this letter or our responses to your comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer